SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                                       5 January, 2004

GLAXOSMITHKLINE LICENSES SKYEPHARMA FORMULATION TECHNOLOGY FOR RESPIRATORY DRUGS

LONDON, UK, 5 January 2004-- SkyePharma PLC (LSE: SKP, Nasdaq: SKYE) today announced a licence agreement with GlaxoSmithKline (LSE/NYSE: GSK) to provide access to one of SkyePharma's proprietary formulation technologies for application to the delivery of respiratory drugs either by breath-actuated dry-powder inhaler or by metered-dose aerosol inhaler. The agreement was signed at the end of 2003 and GSK made an initial payment to SkyePharma on signature. If the patented formulation technology is subsequently incorporated into current or future products by GSK, SkyePharma will also be entitled to an additional payment for each such product and a royalty on eventual sales.

Michael Ashton, chief executive of SkyePharma, said: "Following hard on the heels of the recent FDA "approvable" letter for the Foradil(R) CertiHalerTM that we co-developed with Novartis and a subsequent second agreement with Novartis to jointly develop a dry-powder inhaler version of QAB149, a novel long-acting bronchodilator, this new agreement with the acknowledged leader in the respiratory field provides further endorsement of SkyePharma's technology leadership in the important and fast-growing pulmonary delivery market."

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now nine approved products incorporating three of SkyePharma's five technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

For further information please contact:

SkyePharma PLC                                                                                                +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications;                                             +44 207 491 5124

Sandra Haughton, US Investor Relations                                                                 +1 212 753 5780

Buchanan Communications                                                                                   +44 207 466 5000
Tim Anderson / Mark Court

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   January 05, 2004